EXHIBIT 99.1

Osisko Gold Royalties Announces Spin-Out of Mining Assets and Creation of a Premier North American Gold Development Company

Formation of Osisko Development Corp. to Advance the Cariboo Gold Project and Other Canadian and Mexican Properties

Concurrent CDN $100 Million Bought Deal Equity Offering with Strong Institutional Shareholder Support

MONTRÉAL, Oct. 05, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko Royalties") (OR: TSX & NYSE) and Barolo Ventures Corp. ("Barolo") (BVC.H: TSX-V) are pleased to announce that they have entered into a binding letter agreement dated October 5, 2020 (the "Letter Agreement") outlining the terms upon which Osisko Royalties will transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo Gold Project, and a portfolio of marketable securities valued at approximately CDN $116 million, to Barolo in exchange for common shares of Barolo ("Barolo Shares"), which will result in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX Venture Exchange (the "TSX-V"). In this news release, references to the "Resulting Issuer" or "Osisko Development" are to Barolo after the closing of the RTO.

As part of the RTO, Osisko and Barolo have also entered into an engagement letter dated October 5, 2020 with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters have agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Spinco (as defined herein) (the "Subscription Receipts") at a subscription price of CDN $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of CDN $100 million (the "Financing"). In addition, the Underwriters have been granted an option (the "Underwriters' Option"), exercisable in whole or in part up to 48 hours prior to the closing of the Financing, to purchase up to 3,333,335 additional Subscription Receipts at the Issue Price for additional gross proceeds of up to approximately CDN $25 million. Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one common share of the Resulting Issuer after giving effect to a 60:1 consolidation of the common shares of Barolo (each, a "Resulting Issuer Share") and one-half-of-one warrant to purchase a Resulting Issuer Share (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Resulting Issuer Share for CDN $10.00 for an 18-month period following the closing of the RTO. See "Financing Particulars" below.

Sandeep Singh, President of Osisko Royalties, stated: "We are very pleased to announce this spin-out transaction, which will simplify Osisko Royalties into a pure-play royalty and streaming company, while maintaining exposure to the company-making assets contributed to Osisko Development. We are also transferring our exceptional technical team to Osisko Development in order to better leverage their mine building expertise, while retaining access to the team on an as-needed basis. Osisko Royalties will also retain royalty and streaming interests in the transferred assets that, when in production, could potentially deliver approximately 20,000 gold-equivalent ounces per annum to Osisko Royalties. I would also like to personally thank Sean and the Board of Directors for their confidence as I will transition to the Chief Executive Officer role at Osisko Royalties and further the succession planning we undertook earlier this year."

Sean Roosen, Chair and Chief Executive Officer of Osisko Royalties stated: "We eagerly await the launch of Osisko Development, to advance a rare set of near-term producing and flagship gold assets. Our vision is to develop the Cariboo Gold Project into one of the predominant mining camps in Canada. Our belief in that vision has only strengthened in the past year and I couldn't be more excited about leading this new company with the catalysts in front of us. The Osisko team has a proven track record of creating shareholder value and Osisko Development will leverage our combined exploration, permitting, construction and operating expertise to advance towards becoming a North American intermediate gold producer. We always said we would separate and streamline Osisko Royalties, and this transaction accomplishes that and should result in a meaningful re-rate for both sets of assets."

Attributes of Osisko Development

The formation of Osisko Development creates a leading North-American mine development company with a focus on becoming a significant intermediate gold miner with opportunities for near-term production. Osisko Development will target near-term gold production of over 100,000 ounces per year from Bonanza Ledge II and the San Antonio Gold Project, followed by production from the company's flagship Cariboo asset. The following mining properties (or securities of the entities that directly or indirectly own such mining properties) and marketable securities will be transferred by Osisko Royalties to the Resulting Issuer:

  Cariboo Gold Project (Permitting – British Columbia, Canada)
  San Antonio Gold Project (Permit Amendment – Sonora, Mexico)
  Bonanza Ledge II (Permitting and Construction – British Columbia, Canada)
  James Bay Properties (Exploration – Canada)
  Guerrero Properties (Exploration – Mexico)
  A portfolio of publicly-listed equity positions with a current value of approximately CDN $116 million

The Cariboo Gold Project is advancing through permitting as a 4,750 tonne per day underground operation with a feasibility study on track for completion in the second half of 2021, full permits expected in 2022, followed by a short construction period given the significant infrastructure already at site (including a functioning mill that was operated in 2018). The Cariboo Gold Project is an extremely scarce asset with current resources totaling 3.2 million ounces in the measured and indicated resource category and 2.7 million ounces in the inferred resource category on a brownfield site in British Columbia, Canada (see resource table further in the release for details). The considerable exploration potential at depth and along strike distinguishes the camp relative to other development assets as does the historically low, all-in discovery costs of US$19 per ounce.

Osisko Royalties facilitated the acquisition of the San Antonio Gold Project in Sonora, Mexico for US$42 million to provide Osisko Development with near-term production and significant upside potential. In return, Osisko Royalties will retain a 15% stream on a fully-funded, high-grade, gold asset with a current inferred mineral resource of 1.05 million ounces at 1.2 g/t capable of producing more than 50,000 ounces of gold per year. See "Resulting Issuer Mineral Resource Estimate" below for the accompanying resource tables for the Cariboo Gold Project and the San Antonio Gold Project.

The San Antonio Gold Project is a past producing mine that went into receivership as an oxide copper mine. The gold potential of the asset has never been properly evaluated, and Osisko Development will focus on amending existing permits to transition the mine production to a gold heap leach operation. There is also significant exploration potential to expand both oxide and sulphide resources. Recent metallurgical testing has shown that the sulphide resources are highly-amenable to heap leaching.

The exploration packages and equity portfolio contributed to Osisko Development provide further optionality and exposure to highly prospective projects in mining friendly jurisdictions.

Osisko Royalties' Strategy with Respect to Osisko Development

Osisko Royalties will retain the following royalty or stream interests in the assets of the Resulting Issuer:

  5% NSR royalty on the Cariboo Gold Project and Bonanza Ledge II
  15% gold and silver stream (with ongoing per-ounce payments equal to 15% of the prevailing price of gold and silver, as applicable) on the San Antonio Gold Project
  3% NSR royalties on the James Bay, Coulon, and Guerrero Properties

In addition, Osisko Royalties will be granted a right of first refusal on all future royalties and streams to be offered by the Resulting Issuer, a right to participate in buybacks of existing royalties held by the Resulting Issuer, and other rights customary with a transaction of this nature.

Upon closing of the RTO, Osisko Royalties is expected to own approximately 88% of the outstanding Resulting Issuer Shares (after giving effect to the Financing but not the Underwriters' Option). Osisko Royalties expects the advancement of the assets held by Osisko Development to be funded through the public markets such that Osisko Royalties' ownership in Osisko Development will be diluted as the assets are advanced. Osisko Royalties sees significant upside in the assets being contributed to Osisko Development and expects to benefit from a re-rating as catalysts are unlocked and Osisko Development progresses toward intermediate producer status. Osisko Royalties will also seek to promote a larger trading float for Osisko Development as opportunities arise, while aiming to maximize the value of its investment for shareholders of Osisko Royalties.

Financing Particulars

As part of the RTO, Osisko and Barolo have also entered into an engagement letter dated October 5, 2020 with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of Underwriters, pursuant to which the Underwriters have agreed to sell, on a "bought deal" private placement basis, 13,350,000 Subscription Receipts at the Issue Price for gross proceeds of CDN $100 million. In addition, the Underwriters have been granted the Underwriters' Option, exercisable in whole or in part up to 48 hours prior to the closing of the Financing, to purchase up to 3,333,335 additional Subscription Receipts at the Issue Price for additional gross proceeds of up to CDN $25 million. Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the RTO is completed, one Resulting Issuer Share and one-half-of-one Warrant. Each Warrant will entitle the holder thereof to purchase one Resulting Issuer Share for CDN $10.00 for an 18-month period following the closing of the RTO. The Warrants will not be listed. The Resulting Issuer Shares to be issued upon the conversion of the Subscription Receipts will be freely-tradeable upon the closing of the RTO.

Upon the conversion of the Subscription Receipts, the Underwriters are entitled to receive a cash commission equal to 5.0% of the gross proceeds of the Financing; provided that a reduced cash commission equal to 2.0% shall be payable to the Underwriters in respect of subscribers on the President's List.

The Financing is expected to close on or about October 29, 2020, with the gross proceeds of the Financing to be held in escrow pending the satisfaction of the escrow release conditions, which include the satisfaction of the conditions to the closing of the RTO, the conditional approval of the TSX-V to list the Resulting Issuer Shares issuable under the RTO and Financing, and certain other customary conditions.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States or any other jurisdiction. No securities may be offered or sold in the United States or in any other jurisdiction in which such offer or sale would be unlawful prior to registration under the U.S. Securities Act of 1933 or an exemption therefrom or qualification under the securities laws of such other jurisdiction or an exemption therefrom.

Transaction Particulars

Osisko Royalties and Barolo will enter into a definitive agreement providing for the RTO, pursuant to which a newly-incorporated subsidiary of Barolo ("Barolo Subco") will amalgamate with a newly-incorporated subsidiary of Osisko ("Spinco") under the Business Corporations Act (British Columbia), which will hold, directly or indirectly, the mining properties (or securities of the entities that directly or indirectly own such mining properties) and marketable securities to be transferred by Osisko Royalties to the Resulting Issuer, to form "Amalco Subco", following which Amalco Subco will be merged into Barolo (by way of a vertical amalgamation or voluntary dissolution) to form the "Resulting Issuer"; provided, however, that the definitive structure of the RTO will be determined based on further legal and tax advice to be received prior to the execution of the definitive agreements relating to the RTO.

As part of the RTO, and subject to any required shareholder and regulatory approvals, Barolo will: (i) change its name to "Osisko Development Corp."; (ii) change its stock exchange ticker symbol to "ODV"; (iii) consolidate its common shares on a 60:1 basis; (iv) adopt new by-laws and other corporate policies; (v) adopt new security-based compensation arrangements; and (vi) reconstitute the board of directors and management of the Resulting Issuer. Barolo expects to call a special meeting of its shareholders to approve various corporate actions, but does not intend to seek shareholder approval for the RTO, as (i) the RTO is not a related party transaction within the meaning of MI 61-101 or the policies of the TSX-V and no other circumstances exist which may compromise the independence of Barolo, (ii) Barolo is listed on NEX, (iii) the Resulting Issuer is not expected to be subject to a cease trade order or otherwise suspended from trading on completion of the RTO, (iv) shareholder approval of the RTO itself is not required under corporate or securities laws, and (v) a comprehensive news release announcing the RTO as required under Exchange Policy 5.2 (Change of Business and Reverse Takeovers) will be issued.

The Resulting Issuer is expected to be owned approximately (i) 88% by Osisko Royalties, (ii) 11.8% by the holders of Subscription Receipts, and (iii) 0.2% by the current holders of Barolo Shares, after giving effect to the RTO and the Financing (assuming the Underwriters' Option is not exercised).

The full particulars of the RTO, the transferred assets and the Resulting Issuer will be described in a filing statement prepared in accordance with the policies of the TSX-V. A copy of the filing statement will be available electronically on SEDAR (www.sedar.com) under Barolo's issuer profile in due course.

In support of the RTO, shareholders of Barolo representing an aggregate of 12 million common shares of Barolo (or approximately 86% of the outstanding common shares of Barolo) have entered into a voting support agreement with Osisko Royalties in support of the RTO.

Completion of the RTO is subject to a number of conditions, including, but not limited to, TSX-V acceptance, closing of the Financing and if applicable, disinterested shareholder approval. Where applicable, the RTO cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the RTO, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Barolo should be considered highly speculative.

The Letter Agreement was negotiated at arm's length between representatives of Osisko Royalties and Barolo. The common shares of Barolo will be halted pending further filings with the TSX-V. Barolo may seek waivers or exemptions from certain listing requirements of the TSX-V in connection with the RTO, including the requirement to obtain a sponsor for the RTO and the Issue Price of the Subscription Receipts under the Financing. However, there can be no assurance that any waivers will be obtained. If a waiver from the sponsorship requirement is not obtained, a sponsor will be identified at a later date. No deposit, advance or loan has been made or is to be made in connection with the RTO.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed RTO and has neither approved nor disapproved the contents of this news release.

Management and Board Composition

The board of directors of the Resulting Issuer is expected to include Sean Roosen as Chair, Charles Page as Lead Director, John Burzynski, and Joanne Ferstman from the Osisko Royalties board. The rights to board seats will decrease as Osisko Royalties decreases its ownership in the Resulting Issuer over time. Osisko Development is also in advanced discussions to round out the initial board with three external candidates with long and successful track records in the mining capital markets.

Management of the Resulting Issuer is expected to include Sean Roosen (Chair and Chief Executive Officer), Chris Lodder (President), Luc Lessard (Chief Operating Officer), Benoit Brunet (Chief Financial Officer and Corporate Secretary), and a further technical team that will be transferred from Osisko Royalties to Osisko Development.

Mr. Roosen will transition to the role of Executive Chair of Osisko Royalties to focus on the launch of Osisko Development. Sandeep Singh, currently President of Osisko Royalties, will take on the role of Chief Executive Officer.

Resulting Issuer Mineral Resource Estimate

Cariboo Gold Project Mineral Resource Estimate

The updated mineral resource estimate for the Cariboo Gold Project includes 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Resource grades have some built-in dilution integrated through the process of modelling of "vein corridors" as opposed to individual veins, which, individually have gold grades that are commonly higher than 8.0 g/t. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly owned QR mill. This mill is currently being refurbished to treat ore from the BC Vein mine being developed near Wells.

The mineral resource estimate is built upon nearly 500,000 meters of core from the 2015 to 2019 drill campaigns, and historically verified drill data using a total of 2,218 drill holes. A strong understanding of the controls of mineralization enabled Osisko Royalties' technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

Cariboo Gold Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes	Grade	Ounces
		('000)	(Au g/t)	('000)
Measured	Bonanza Ledge	240	5.1	39
Indicated	Bonanza Ledge	86	3.9	11
	BC Vein	1,192	4.7	179
	KL	393	3.3	42
	Lowhee	381	3.7	46
	Mosquito	783	6.0	150
	Shaft	10,889	4.7	1,644
	Valley	1,744	4.5	251
	Cow	5,734	4.5	838
Total Indicated Resources		21,201	4.6	3,160
Inferred	BC Vein	472	3.9	60
	KL	1,926	2.9	181
	Lowhee	1,032	3.2	105
	Mosquito	1,348	4.8	208
	Shaft	7,913	4.2	1,081
	Valley	5,683	4.0	722
	Cow	3,276	3.5	364
Total Measured and Indicated Resources		21,441	4.6	3,200
Total Inferred Resources		21,649	3.9	2,721

Mineral Resource Estimate notes:

  The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the mineral resource estimate is October 5, 2020.
  These mineral resources are not mineral reserves as they do not have demonstrated economic viability.
  The mineral resource estimate follows CIM Definition Standards.
  A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.
  The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of US$1,350 per ounce.

The vein corridors comprising the Cariboo resource estimate are modelled to an average depth of 350 meters, exploration drilling has intersected mineralization at depths below 700 meters from surface. The Resulting Issuer will continue with the systematic exploration to further define and expand the known zones and develop greenfield targets on the remaining land package. The Resulting Issuer intends to drill from underground infrastructure once permitting and construction of an exploration drift is complete. The robust 3D litho-structural model that defines the controls of mineralization allows the exploration team to define additional mineral resource much more efficiently, with a high hit rate (80% of the drill holes intersect potentially economic mineralization), lowering the cost per discoverable ounce. This model can be applied to the remaining 65 kilometers of strike.

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), an updated technical report for the Cariboo will be filed on SEDAR (www.sedar.com) under Osisko Royalties' issuer profile and, in due course, the Resulting Issuer's issuer profile.

San Antonio Gold Project Mineral Resource Estimate

The mineral resource estimate for the San Antonio Project encompasses gold and silver resource estimation for the Golfo de Oro, California and Sapuchi deposits.

The models for the Golfo de Oro, California and Sapuchi deposits were prepared via gold grade indicator interpolation and grade estimation, which consisted of 3D block modelling and the ordinary kriging (OK) interpolation method. The current mineral resource estimate has been classified in the inferred mineral resource category pursuant to NI 43-101. Although drill spacing is locally sufficient for indicated classification, there are necessary revisions and updates to geological logs, understanding of mineralization controls, drill hole collar locations and bulk density measurements that should be completed prior to upgrading the mineral resource category. About 52% of the reported inferred mineral resources are estimated with a minimum drilling grid of 30m x 30m, and 48% with an average drilling grid of 40m x 40m.

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

Category	Deposit	Tonnes	Gold Grade	Silver Grade	Gold Ounces	Silver Ounces
		('000)	g/t	g/t	('000)	('000,000)
Inferred	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

  The independent and qualified person for the mineral resource estimates, as defined by NI 43101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.
  The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.
  These mineral resources are not mineral reserves as they do not have demonstrated economic viability.
  The mineral resource estimate follows CIM Definition Standards.
  The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.
  Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43101.
  Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

Investor Conference Call

Osisko will host a conference call at 5:00 p.m. (Eastern time) today – October 5, 2020 – to provide investors with opportunity to hear from senior management concerning the RTO.

Those interested in participating in the conference call should dial in at 1-(877) 223-4471 (North American toll free), or 1-(647) 788-4922 (international). An operator will direct participants to the call.

The conference call replay will be available from 8:00 p.m. (Eastern time) on October 5, 2020 until 11:59 p.m. (Eastern time) on October 12, 2020 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 5626146. The replay will also be available on our website at www.osiskogr.com.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais Ph.D., P.Geo, Vice President Project Evaluation for Osisko Royalties, who is a "qualified person" for purposes of NI 43-101.

Advisors

Bennett Jones LLP is legal counsel to Osisko Royalties and Cassels Brock & Blackwell LLP is legal counsel to Barolo. Stikeman Elliott LLP is legal counsel to the Underwriters.

About Osisko Gold Royalties Ltd

Osisko Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko Royalties holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko Royalties' portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko Royalties also owns a portfolio of publicly held resource companies, including a 14.6% interest in Osisko Mining Inc., 17.8% interest in Osisko Metals Incorporated and a 18.3% interest in Falco Resources Ltd.

Osisko Royalties' head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, Canada, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com

About Barolo Ventures Corp.

Barolo is a public company organized under the laws of the Province of British Columbia, whose shares are listed for trading on the TSX-V. Barolo was previously engaged in the acquisition, exploration and development of mineral properties in Canada and the United States, but currently does not have an active business, and is investigating new business opportunities.

Barolo's head office is located at 609 Granville Street, Suite 1600, Vancouver, British Columbia, Canada, V7Y 1C3.

For further information, please contact Barolo Ventures Corp.:

Scott Ackerman
Director, President, CEO, CFO and Secretary
Tel. (778) 331-8508
sackerman@emprisecapital.com

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward‐looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko Royalties and Barolo to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements, including with respect to future production of mines, is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Royalties and Barolo consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Royalties and Barolo, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Royalties and Barolo, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this news release concerning Osisko Royalties, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko Royalties which is filed with the Canadian securities commissions and available electronically under Osisko Royalties' issuer profile on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission and available electronically under Osisko Royalties' issuer profile on EDGAR (www.sec.gov). The forward‐ looking statements set forth herein concerning Osisko Royalties reflect management's expectations as at the date of this news release and are subject to change after such date. Osisko Royalties and Barolo disclaim any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.